EXHIBIT 99.1

MOGO ANNOUNCES RESULTS OF ITS ANNUAL MEETING OF SHAREHOLDERS

June 29, 2021, Vancouver – The annual general meeting of shareholders (the “Meeting”) of Mogo Inc. (NASDAQ: MOGO) (TSX: MOGO;) (“Mogo” or the ”Company”), a digital payments and financial technology company, was held today via live audiocast online and the Company is pleased to announce that all resolutions put forward, being the election of directors and the appointment of the auditors of the Company, were approved. Each of the matters voted upon at the Meeting is discussed in detail in the Company’s management information circular dated May 25, 2021 (the “Circular”), which can be found under the Company’s profile on SEDAR (www.sedar.com).

The total number of votes cast by shareholders by proxy or online at the Meeting was 35,329,257 votes, representing 54.51% of the Company’s outstanding shares as at May 25, 2021. The voting results are detailed below.

Election of Directors

The nominees listed in the Circular were elected as directors of Mogo. Detailed results of the vote are as follows:

Name of Nominee	Votes For	% Votes For	Votes Withheld	% Votes Withheld
David Feller	26,851,644	95.94%	1,134,990	4.06%
Gregory Feller	26,840,609	95.91%	1,146,025	4.09%
Michael Wekerle	24,659,807	88.11%	3,326,827	11.89%
Christopher Payne	27,925,884	99.78%	60,750	0.22%
Liam Cheung	27,902,594	99.70%	84,040	0.30%
Wendy Rudd	27,932,861	99.81%	53,773	0.19%

Appointment of Auditor

KPMG LLP was re-appointed as auditor of the Company until the next annual general meeting of shareholders of the Company at remuneration to be fixed by the Company’s board of directors. Detailed results of the vote are as follows:

Votes For	% Votes For	Votes Withheld	% Votes Withheld
35,311,026	99.95%	18,231	0.05%

The Company has filed a report of voting results on all resolutions voted upon at the Meeting under its profile on SEDAR at www.sedar.com.

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About Mogo

Mogo is empowering its more than one million members with simple digital solutions to help them get in control of their financial health. Through the Mogo app, consumers can access a digital spending account with Mogo Visa* Platinum Prepaid Card featuring automatic carbon offsetting, easily buy and sell bitcoin, and get free monthly credit score monitoring, ID fraud protection, and personal loans. Mogo’s wholly-owned subsidiary, Carta Worldwide, also offers a digital payments platform that powers the next-generation card programs from innovative fintech companies in Europe, North America and APAC.

To learn more, please visit mogo.ca or download the mobile app (iOS or Android).

For further information:

Craig Armitage

Investor Relations

craiga@mogo.ca

(416) 347-8954

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